SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 11)(1)

                       CORNERSTONE INTERNET SOLUTIONS CO.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    293636106
                                 (CUSIP Number)

                                    Copy to:

                                          Stephen A. Cohen, Esq.
Seneca Ventures                           Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 27, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d - 1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))
--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Barry Rubenstein

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              473,000 shares                                    2.0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               11,727,486 shares                                49.4%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                473,000 shares                                    3.4%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         11,727,486 shares                                50.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          12,200,486 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   51.5%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Woodland Venture Fund

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              514,415 shares                                    2.2%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,406,587 shares                                  5.9%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                514,415 shares                                    3.7%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,406,587 shares                                  9.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Seneca Ventures

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              343,636 shares                                    1.4%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,577,366 shares                                  6.6%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                343,636 shares                                    2.5%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,577,366 shares                                 10.7%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Woodland Services Corp.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,921,002 shares                                  8.0%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,921,002 shares                                 13.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          21st Century Communications Partners, L.P.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              3,074,169 shares                                 12.9%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,458,782 shares                                  6.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                3,074,169 shares                                 19.2%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,458,782 shares                                  8.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          21st Century Communications T-E Partners, L.P.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              1,050,172 shares                                  4.4%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               3,482,779 shares                                 14.7%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                1,050,172 shares                                  7.3%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         3,482,779 shares                                 20.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          21st Century Communications Foreign Partners, L.P.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              408,610 shares                                    1.7%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,124,341 shares                                 17.4%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                408,610 shares                                    2.9%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,124,341 shares                                 24.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Michael J. Marocco

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          John Kornreich

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Harvey Sandler

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Andrew Sandler

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Barry Fingerhut

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                         WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              1,000 shares                                      0.01%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               10,279,484 shares                                43.3%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                1,000 shares                                      0.01%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         10,279,484 shares                                46.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          10,280,484 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   46.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Irwin Lieber

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              6,000 shares                                      0.01%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               10,279,484 shares                                43.3%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                6,000 shares                                      0.01%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         10,279,484 shares                                46.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          10,285,484 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   46.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Woodland Partners

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              485,714 shares                                    2.0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,435,288 shares                                  6.0%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                485,714 shares                                    3.4%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,435,288 shares                                  9.7%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Wheatley Partners II, L.P. (formerly Applewood Associates, L.P.)

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                        WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              5,746,533 shares                                 24.2%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               0 shares                                            0%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                5,746,533 shares                                 30.8%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         0 shares                                            0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          5,746,533 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   30.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Applewood Capital Corp.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               5,746,533 shares                                 24.2%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         5,746,533 shares                                 30.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          5,746,533 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   30.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Seth Lieber

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               5,746,533 shares                                 24.2%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         5,746,533 shares                                 30.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          5,746,533 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   30.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Jonathan Lieber

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               5,746,533 shares                                 24.2%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         5,746,533 shares                                 30.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          5,746,533 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   30.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Marilyn Rubenstein

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,921,002 shares                                  8.0%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,921,002 shares                                 13.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          The Marilyn and Barry Rubenstein Family Foundation

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              104,237 shares                                    0.4%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               1,816,765 shares                                  7.6%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                104,237 shares                                    0.8%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         1,816,765 shares                                 12.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          1,921,002 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Brian Rubenstein

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               104,237 shares                                    0.4%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         104,237 shares                                    0.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          104,237 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    0.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Rebecca Rubenstein

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               104,237 shares                                    0.4%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         104,237 shares                                    0.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          104,237 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    0.8%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Douglas Schimmel

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                  19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Hannah Stone

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 293636106                          13D
================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          David Lee

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)                            OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
               7    Sole Voting Power
  Number of              0 shares                                            0%
   Shares      -----------------------------------------------------------------
Beneficially   8    Shared Voting Power
  Owned By               4,532,951 shares                                 19.1%
    Each       -----------------------------------------------------------------
  Reporting    9    Sole Dispositive Power
   Person                0 shares                                            0%
    With       -----------------------------------------------------------------
               10   Shared Dispositive Power
                         4,532,951 shares                                 26.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
          4,532,951 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |_|
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   26.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated October 27, 1999, constitutes Amendment No. 11 to the
Schedule 13D, dated September 11, 1995, regarding the reporting persons ownership of certain securities of Cornerstone Internet Solutions Co. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 11 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2. Identity and Background

     24.
          (a)  Douglas Schimmel, is the sole shareholder of SERF Corp.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     SERF Corp. became a general partner of SCM on January 1, 1999, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     25.  (a)  Hannah Stone, is the sole shareholder of TERPSI Corp.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     TERPSI Corp. became a general partner of SCM on January 1, 1999, which is the general partner of SIP, a general partner of 21ST Century, T-E and Foreign.

     26.  (a)  David Lee, is the sole shareholder of JIRAKAL Corp.
          (b)  Address: 767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     JIRAKAL Corp. became a general partner of SCM on January 1, 1999, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     Effective July 1, 1999, Applewood Associates, L.P. changed its name to Wheatley Partners II, L.P.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the additional securities was the personal funds of Barry Rubenstein.

                                 Number of                           Purchase
                                   Shares                              Price
                                   ------                              -----

Barry Rubenstein                   200,000                           $475,000


ITEM 4. Purpose of Transaction.

     Other than the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 13,669,292 shares of Common Stock outstanding as of August 31, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended August 31,
1999), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 27, 1999.

                                 Shares of                                Percentage of Shares
                                Common Stock        Percent of Voting        of Common Stock
            Name            Beneficially Owned(2)        Control(3)       Beneficially Owned(2)
            ----            ---------------------        ----------       ---------------------
Barry Rubenstein              12,200,486(4,5,6,7)          51.0%                  51.5%

Woodland Venture Fund            1,921,002(4)               8.0%                  13.0%

Seneca Ventures                  1,921,002(4)               8.0%                  13.0%

Woodland Services Corp.          1,921,002(4)               8.0%                  13.0%

21st Century                    4,532,951(4,8)             19.1%                  26.4%
Communications
   Partners, L.P.

21st Century                    4,532,951(4,9)             19.1%                  26.4%
   Communications T-E
   Partners, L.P.

21st Century                   4,532,951(4,10)             19.1%                  26.4%
   Communications
Foreign Partners, L.P.

Michael Marocco                 4,532,951(4,7)             19.1%                  26.4%

John Kornreich                  4,532,951(4,7)             19.1%                  26.4%

--------
(2) Includes shares of Common Stock issuable upon the exercise of the options and shares of Common Stock issuable upon the conversion of the Class D Preferred Stock into Common Stock.

(3)  Includes voting rights from the Class D Preferred Stock.

(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therin.

(5) Includes 160,500 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(6)  Includes 746,533 shares of Common Stock owned by Wheatley Partners II, L.P.

(7) Includes 1,032,951 shares of Common Stock owned by 21st Century, T-E and Foreign.

(8) Includes 701,169 shares of Common Stock. 21st Century disclaims beneficial ownership of 242,172 shares of Common Stock owned by T-E and 89,610 shares of Common Stock owned by Foreign.

(9) Includes 242,172 shares of Common Stock. T-E disclaims beneficial ownership of 701,169 shares of Common Stock owned by 21st Century and 89,610 shares of Common Stock owned by Foreign.

(10) Includes 89,610 shares of Common Stock. Foreign disclaims beneficial ownership of 701,169 shares of Common Stock owned by 21st Century and 242,172 shares of Common Stock owned by T-E.

                                 Shares of                                Percentage of Shares
                                Common Stock        Percent of Voting        of Common Stock
            Name            Beneficially Owned(2)       Control(3)        Beneficially Owned(2)
            ----            ---------------------       ----------        ---------------------
Harvey Sandler                  4,532,951(4,7)            19.1%                  26.4%
Andrew Sandler                  4,532,951(4,7)            19.1%                  26.4%
Barry Fingerhut                10,280,484(4,6,7)          43.3%                  46.4%
Irwin Lieber                   10,302,484(4,6,7)          43.3%                  46.4%
Woodland Partners                1,921,002(4)              8.0%                  13.0%
Wheatley Partners II, L.P.       5,746,533(6)             24.2%                  30.8%
(formerly Applewood
Associates, L.P.)
Applewood Capital Corp.         5,746,53394,6)            24.2%                  30.8%
Seth Lieber                     5,746,533(4,6)            24.2%                  30.8%
Jonathan Lieber                 5,746,533(4,6)            24.2%                  30.8%
Marilyn Rubenstein               1,921,0024                8.0%                  13.0%
The Marilyn and Barry            1,921,0024                8.0%                  13.0%
    Rubenstein Family
    Foundation
Brian Rubenstein                  104,2374                 0.4%                   0.8%
Rebecca Rubenstein                104,2374                 0.4%                   0.8%
Douglas Schimmel                4,532,951(4,7)            19.1%                  26.4%
Hannah Stone                    4,532,951(4,7)            19.1%                  26.4%
David Lee                       4,532,951(4,7)            19.1%                  26.4%


     (b) Barry Rubenstein has sole power to vote and to dispose of 473,000 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option and 50,000 shares issuable upon the exercise of the Option), representing approximately 2.0% and 3.4%, respectively, of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia, a Trustee of the Foundation and a general partner of Wheatley Partners II, L.P., Seneca, the Fund and Woodland Partners, Barry Rubenstein may be deemed to have shared power to vote 11,727,486 shares of Common Stock (including 9,450,000 voting rights from the Class D Preferred Stock), representing approximately 49.4% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 11,727,486 shares of Common Stock (including 9,450,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 50.6% of the outstanding Common Stock.

     The Fund has sole power to vote 514,415 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock (including 300,000 voting rights from the Class D Preferred Stock), and may be deemed to have shared power to vote 1,406,587 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 650,000 voting rights from the Class D Preferred Stock), representing approximately 5.9% of the outstanding Common Stock. The Fund has the sole power to dispose of 514,415 shares of Common Stock (including 300,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 3.7% of the outstanding Common Stock, and shared power to dispose of 1,406,587 shares of Common Stock
(including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 650,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 9.5% of the outstanding Common Stock.

     Seneca has sole power to vote 343,636 shares of Common Stock, representing approximately 1.4% of the outstanding Common Stock (including 200,000 voting rights from the Class D Preferred Stock), and may be deemed to have shared power to vote 1,577,366 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 750,000 voting rights from the Class D Preferred Stock), representing approximately 6.6% of the outstanding Common Stock. Seneca has sole power to dispose of 343,636 shares of Common Stock (including 200,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 2.5% of the outstanding Common Stock, and shared power to dispose of 1,577,366 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 750,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 10.7% of the outstanding Common Stock.

     Woodland Services Corp. has shared power to vote 1,921,002 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 950,000 voting rights from the Class D Preferred Stock), representing approximately 8.0% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,921,002 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option, and 950,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 13.0% of the outstanding Common Stock.

     21st Century has sole power to vote 3,074,169 shares of Common Stock (including 2,373,000 voting rights from the Class D Preferred Stock), representing approximately 12.9% of the outstanding Common Stock, and may be deemed to have shared power to vote 1,458,782 shares of Common Stock (including 1,127,000 voting rights from the Class D Preferred Stock), representing approximately 6.1% of the outstanding Common Stock. 21st Century has sole power to dispose of 3,074,169 shares of Common Stock (including 2,373,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 19.2% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,458,782 shares of Common Stock (including

1,127,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 8.5% of the outstanding Common Stock.

     T-E has sole power to vote 1,050,172 shares of Common Stock (including 808,000 voting rights from the Class D Preferred Stock), representing approximately 4.4% of the outstanding Common Stock, and may be deemed to have shared power to vote 3,482,779 shares of Common Stock (including 2,692,000 voting rights from the Class D Preferred Stock), representing approximately 14.7% of the outstanding Common Stock. T-E has sole power to dispose of 1,050,172 shares of Common Stock (including 808,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 7.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 3,482,779 shares of Common Stock (including 2,692,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 20.3% of the outstanding Common Stock.

     Foreign has sole power to vote 408,610 shares of Common Stock (including 319,000 voting rights from the Class D Preferred Stock), representing approximately 1.7% of the outstanding Common Stock. Foreign may be deemed to have shared power to vote 4,124,341 shares of Common Stock (including 3,181,000 voting rights from the Class D Preferred Stock), representing approximately 17.4% of the outstanding Common Stock. Foreign has sole power to dispose of 408,610 shares of Common Stock (including 319,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 2.9% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,124,341 shares of Common Stock (including 3,181,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 24.0% of the outstanding Common Stock.

     By virtue of being the sole shareholder of MJDM Corp., Michael J. Marocco may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock

(including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ALCR Corp., Andrew Sandler may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     Barry Fingerhut has sole power to vote and dispose of 1,000 shares of Common Stock, representing approximately 0.01% and 0.01%, respectively of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Wheatley Partners II, L.P., Barry Fingerhut may be deemed to have shared power to vote 10,279,484 shares of Common Stock (including 8,500,000 voting rights from the Class D Preferred Stock), representing approximately 43.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 10,279,484 shares of Common Stock (including 8,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 46.4% of the outstanding Common Stock.

     Irwin Lieber has sole power to vote and dispose of 6,000 shares of Common Stock, representing approximately 0.01% and 0.01%, respectively of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Wheatley Partners II, L.P., Irwin Lieber may be deemed to have shared power to vote 10,279,484 shares of Common Stock (including 8,500,000 voting rights from the Class D Preferred Stock), representing approximately 43.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 10,279,484 shares of Common Stock (including 8,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 46.4% of the outstanding Common Stock.

     Wheatley Partners II, L.P. has sole power to vote 5,746,533 shares of Common Stock (including 5,000,000 voting rights from the Class D Preferred Stock), representing approximately 24.2% of the outstanding Common Stock, and has sole power to dispose of 5,746,533 shares of Common Stock (including 5,000,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 30.8% of the outstanding Common Stock.

     AC Corp. may be deemed to have shared power to vote 5,746,533 shares of Common Stock (including 5,000,000 voting rights from the Class D Preferred Stock), representing approximately 24.2% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 5,746,533 shares of Common Stock (including 5,000,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 30.8% of the outstanding Common Stock.

     By virtue of being a general partner of Wheatley Partners II, L.P. and an officer of AC Corp., Seth Lieber may be deemed to have shared power to vote 5,746,533 shares of Common Stock (including 5,000,000 voting rights from the Class D Preferred Stock), representing approximately 24.2% of the outstanding Common Stock (including 5,000,000 shares issuable upon the conversion of the Class D Preferred Stock), and may be deemed to have shared power to dispose of 5,746,533 shares of Common Stock, representing approximately 30.8% of the outstanding Common Stock.

     By virtue of being a general partner of Wheatley Partners II, L.P. and an officer of AC Corp., Jonathan Lieber may be deemed to have shared power to vote 5,746,533 shares of Common Stock (including 5,000,000 voting rights from the Class D Preferred Stock), representing approximately 24.2% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 5,746,533 shares of Common Stock (including 5,000,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 30.8% of the outstanding Common Stock.

     Woodland Partners has sole power to vote 485,714 shares of Common Stock (including 450,000 voting rights from the Class D Preferred Stock), representing approximately 2.0% of the outstanding Common Stock, and may be deemed to have shared power to vote 1,435,288 shares of Common Stock (including 500,000 voting rights from the Class D Preferred Stock, 125,000 shares issuable upon the exercise of the Non-Qualified Option and 50,000 shares issuable upon the exercise of the Option), representing approximately 6.0% of the outstanding Common Stock. Woodland Partners has sole power to dispose of 485,714 shares of Common Stock (including 450,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 3.4% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,435,288 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 9.7% of the outstanding Common Stock.

     By virtue of being a general partner of Woodland Partners, a Trustee of the Foundation, an officer of Woodland Services Corp. and the wife of Barry
Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote 1,921,002 shares of Common stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 950,000 voting rights from the Class D Preferred Stock), representing approximately 8.0% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,921,002 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option, and 950,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 13.0% of the outstanding Common Stock.

     The Foundation has sole power to vote 104,237 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock, and may be deemed to have shared power to vote 1,816,765 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 950,000 voting rights from the Class D Preferred Stock), representing approximately 7.6% of the outstanding Common Stock. The Foundation has sole power to dispose of 104,237 shares of Common Stock, representing approximately 0.8% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,816,765 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option, and 950,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 12.3% of the outstanding Common Stock.

     By virtue of being a Trustee of the Foundation, Brian Rubenstein may be deemed to have shared power to vote 104,237 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 104,237 shares of Common Stock, representing approximately 0.8% of the outstanding Common Stock.

     By virtue of being a Trustee of the Foundation, Rebecca Rubenstein may be deemed to have shared power to vote 104,237 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 104,237 shares of Common Stock, representing approximately 0.8% of the outstanding Common Stock.

     By virtue of being the sole shareholder of SERF Corp., Douglas Schimmel may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     By virtue of being the sole shareholder of TERPSI Corp., Hannah Stone may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     By virtue of being the sole shareholder of JIRAKAL Corp., David Lee may be deemed to have shared power to vote 4,532,951 shares of Common Stock (including 3,500,000 voting rights from the Class D Preferred Stock), representing approximately 19.1% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 4,532,951 shares of Common Stock (including 3,500,000 shares issuable upon the conversion of the Class D Preferred Stock), representing approximately 26.4% of the outstanding Common Stock.

     (c) The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from August 27, 1999 through October 27, 1999, inclusive;

     On October 27, 1999, Barry Rubenstein, a general partner of Rev-wood, exercised one-half of the Rev-wood Warrant (an option to acquire 400,000 shares of Common Stock in the aggregate) for the purchase of 200,000 shares of Common Stock of the Issuer at an exercise price of $2.375 per share. Mr. Rubenstein sold the 200,000 shares of Common Stock at $2.4375 per share, in the over-the-counter market, on such date.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

ITEM 7. Material to be Filed as Exhibits.

     Exhibit 7.01 Agreement effective as of October 27, 1999 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: November 10, 1999                       SENECA VENTURES

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              WOODLAND VENTURE FUND

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              WOODLAND SERVICES CORP.

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              President

                                              WOODLAND PARTNERS

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              APPLEWOOD ASSOCIATES, L.P.

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber,
                                              A General Partner

                                              APPLEWOOD CAPITAL CORP.

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber,
                                              Secretary and Treasurer

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein

                                              /s/ Barry Fingerhut
                                              ----------------------------------
                                              Barry Fingerhut

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber


                                              /s/ Jonathan Lieber
                                              ----------------------------------
                                              Jonathan Lieber


                                              /s/ Seth Lieber
                                              ----------------------------------
                                              Seth Lieber


                                              /s/ Marilyn Rubenstein
                                              ----------------------------------
                                              Marilyn Rubenstein


                                              THE MARILYN AND BARRY
                                              RUBENSTEIN FAMILY
                                               FOUNDATION


                                              By: /s/  Barry Rubenstein
                                              ----------------------------------
                                                    Barry Rubenstein, a Trustee


                                                    *
                                              ----------------------------------
                                              Brian Rubenstein


                                                    *
                                              ----------------------------------
                                              Rebecca Rubenstein
* By: /s/ Barry Rubenstein
      ----------------------------------
         Barry Rubenstein
         Attorney-in-Fact

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                    By: ARH Corp., general partner


                                             By: /s/ Edward Grinacoff
                                                 -------------------------------
                                                  Name: Edward Grinacoff
                                                  Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                          L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                    By: ARH Corp., general partner


                                             By: /s/ Edward Grinacoff
                                                 -------------------------------
                                                  Name: Edward Grinacoff
                                                  Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS FOREIGN
                          PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                    By: ARH Corp., general partner


                                             By: /s/ Edward Grinacoff
                                                 -------------------------------
                                                  Name: Edward Grinacoff
                                                  Title: Secretary and Treasurer

                                              /s/ Michael J. Marocco
                                              ----------------------------------
                                              Michael J. Marocco


                                              /s/ John Kornreich
                                              ----------------------------------
                                              John Kornreich


                                              /s/ Harvey Sandler
                                              ----------------------------------
                                              Harvey Sandler


                                              /s/ Andrew Sandler
                                              ----------------------------------
                                              Andrew Sandler


                                              /s/ Douglas Schimmel
                                              ----------------------------------
                                              Douglas Schimmel


                                              /s/ Hannah Stone
                                              ----------------------------------
                                              Hannah Stone


                                              /s/ David Lee
                                              ----------------------------------
                                              David Lee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 7.01

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of CORNERSTONE INTERNET SOLUTIONS CO. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 27th day of October, 1999.

                                              SENECA VENTURES

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              WOODLAND VENTURE FUND

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              WOODLAND SERVICES CORP.

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              President

                                              WOODLAND PARTNERS

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein,
                                              A General Partner

                                              APPLEWOOD ASSOCIATES, L.P.

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber,
                                              A General Partner

                                              APPLEWOOD CAPITAL CORP.

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber,
                                              Secretary and Treasurer

                                              /s/ Barry Rubenstein
                                              ----------------------------------
                                              Barry Rubenstein

                                              /s/ Barry Fingerhut
                                              ----------------------------------
                                              Barry Fingerhut

                                              /s/ Irwin Lieber
                                              ----------------------------------
                                              Irwin Lieber

                                              /s/ Jonathan Lieber
                                              ----------------------------------
                                              Jonathan Lieber

                                              /s/ Seth Lieber
                                              ----------------------------------
                                              Seth Lieber

                                              /s/ Marilyn Rubenstein
                                              ----------------------------------
                                              Marilyn Rubenstein

                                              THE MARILYN AND BARRY
                                              RUBENSTEIN FAMILY
                                               FOUNDATION

                                              By: /s/ Barry Rubenstein
                                              ----------------------------------
                                                  Barry Rubenstein, a Trustee

                                                    *
                                              ----------------------------------
                                              Brian Rubenstein

                                                    *
                                              ----------------------------------
                                              Rebecca Rubenstein

* By: /s/ Barry Rubenstein
     -----------------------------
         Barry Rubenstein
         Attorney-in-Fact

                          21ST CENTURY COMMUNICATIONS PARTNERS,
                          L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                                      By: /s/ Edward Grinacoff
                                          --------------------------------------
                                          Name:  Edward Grinacoff
                                          Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS T-E
                          PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                                      By: /s/ Edward Grinacoff
                                          --------------------------------------
                                          Name: Edward Grinacoff
                                          Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS FOREIGN
                          PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                                      By: /s/ Edward Grinacoff
                                          --------------------------------------
                                          Name: Edward Grinacoff
                                          Title: Secretary and Treasurer

                                              /s/ Michael J. Marocco
                                              ----------------------------------
                                              Michael J. Marocco


                                              /s/ John Kornreich
                                              ----------------------------------
                                              John Kornreich


                                              /s/ Harvey Sandler
                                              ----------------------------------
                                              Harvey Sandler


                                              /s/ Andrew Sandler
                                              ----------------------------------
                                              Andrew Sandler


                                              /s/ Douglas Schimmel
                                              ----------------------------------
                                              Douglas Schimmel


                                              /s/ Hannah Stone
                                              ----------------------------------
                                              Hannah Stone


                                              /s/ David Lee
                                              ----------------------------------
                                              David Lee



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).